

January 30, 2012

Via E-mail
James Carroll
Chief Executive Officer
Biomass Secure Power Inc.
40218 Wellsline Road
Abbotsford, BC Canada V3G 2K7

> **Re: Biomass Secure Power Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed December 15, 2010**
> **Response dated January 13, 2012**
> **File No. 333-70836**

Dear Mr. Carroll:

We have reviewed your responses to the comments in our letter dated September 9, 2011 and have the following additional comment. All page numbers below correspond to the marked version of your filing.

Exhibits 31.1, 31.2, 32.1 and 32.2

1. We note your response to our prior comment 6 and reissue. We note your disclosure in your Form 10-K that James Carroll is your chief executive officer and chief financial officer. However, your Exhibits 31.1, 31.2, 32.1 and 32.2 indicate that Murray Swales is your chief financial officer. To the extent that Mr. Swales is now your principal financial officer and/or principal accounting officer, please revise the signature page to your Form 10-K accordingly and refile. In addition, we note your response to our prior comment 1. To the extent that you do not intend to register your common stock under Section 12(g) of the Exchange Act until a later time, please revise the cover page of your Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor